06008912

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-1361

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scott & Stringfellow, Inc

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

909 East Main Street
(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall Saufley, Chief Accounting Officer — 804-649-3965
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 N. Tryon	St. Suite 3600	Charlotte	North Carolina	28202
(ADDRESS)	Number and Street	City	State	Zip Code

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Oath or Affirmation

I, Randall Saufley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Scott & Stringfellow, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Randall Saufley
Chief Accounting Officer

Notary Public

This report** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scott & Stringfellow Inc.

a BB&T Corporation affiliate

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash	$ 6,006,683
Cash segregated under federal regulations	85,189,373
Securities purchased under agreements to resell	257,453,441
Securities owned, at estimated fair value	207,240,064
Securities owned, pledged to counterparties at estimated fair value	260,329,789
Securities borrowed	1,527,800
Receivable from customers	141,955,368
Receivable from non-customers	372,942
Receivable from brokers, dealers, and clearing organizations	147,724,406
Exchange memberships, at impaired value	1,440,659
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $23,219,908)	5,740,972
Goodwill	75,145,502
Notes receivable	1,037,748
Deferred tax asset	702,501
Other assets	46,451,222
Total Assets	$ 1,238,318,470

LIABILITIES AND STOCKHOLDER'S EQUITY

Securities sold under agreements to repurchase	$ 161,021,681
Securities sold, not yet purchased, at estimated fair value	278,832,526
Short-term borrowing with affiliate	150,000,000
Other short-term borrowings	165,233,000
Payable to customers	206,314,070
Payable to brokers, dealers, and clearing organizations	6,104,558
Accrued interest payable	1,672,897
Accrued expenses, compensation, and other liabilities	52,314,084
Total liabilities	1,021,492,816
Commitments and contingencies (notes 16 and 17)	--
Liabilities subordinated to claims of general creditors	60,000,000
Stockholder's Equity:	
Common stock, no par value, 2,400,000 shares authorized; 168 shares issued and outstanding	842,756
Additional paid-in capital	151,180,264
Retained earnings	4,802,634
Total stockholder's equity	156,825,654
Total Liabilities & Stockholder's Equity	$ 1,238,318,470

Report of Independent Auditors

To the Board of Directors and Stockholder of
Scott & Stringfellow, Inc.
(a subsidiary of BB&T Corporation):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Scott & Stringfellow, Inc. (the Company) at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

1. Organization and Description of Business

Scott & Stringfellow, Inc. (Company) is a wholly owned subsidiary of BB&T Corporation (Parent or Corporation), a financial services holding company headquartered in North Carolina. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange, Inc. (NYSE), the National Association of Securities Dealers, Inc. (NASD), and other exchanges.

The Company deals in U.S. Government and agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market instruments and other financial instruments. Additionally, the Company offers mutual funds, annuities, life insurance products and margin loans. The Company also offers various investment banking and financial advisory services in connection with mergers and acquisitions, restructuring, private placements, loan syndications, loan trading and project financings. The Company provides these services to corporate clients, institutional investors and individuals.

In January 2005, the Company consummated its acquisition of Windsor Group LLC and affiliate Windsor Advisory Services LLC (collectively Windsor) located in Reston, Virginia. Windsor provides merger and acquisition, corporate finance and valuation services to companies in the aerospace, defense, government services, information technology and telecommunication industries. During 2005, Windsor's operations were integrated into the Company's existing operations. The Company acquired Windsor through a cash purchase with an aggregate purchase price of $11,500,000.

2. Summary of Significant Accounting Policies

Basis of presentation
The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts and disclosures. These estimates and assumptions are based on judgment and available information and consequently, actual results could be materially different from these estimates. The more significant estimates relate to impairment analysis of goodwill and exchange memberships, accrued expenses, and the valuation of securities owned.

In certain instances, amounts reported in prior years' financial statements have been reclassified to conform to statement presentation selected for 2005. Such reclassifications had no effect on previously reported stockholder's equity.

Securities purchased under agreements to resell and securities sold under agreements to repurchase
Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at the contractual amounts plus accrued interest. It is the Company's policy to obtain the right to use of the securities as collateral relating to resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities borrowed and securities loaned
Securities borrowed and securities loaned for cash collateral are included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. The Company measures the market value of the securities borrowed and loaned against the collateral on a daily basis and additional collateral is obtained or excess is returned to ensure that such transactions are appropriately collateralized.

Securities owned and securities sold, not yet purchased
Securities owned and securities sold, not yet purchased, are valued at estimated fair. Quoted market prices are generally used as a basis to determine the estimated fair values of trading instruments. If quoted prices are not available, fair values are estimated on the basis of dealer quotes, or quoted market prices for instruments with similar characteristics. Securities transactions of the Company in regular way trades are recorded on a trade date basis. Amounts receivable and payable for regular way securities transactions that have not yet reached settlement are recorded net in the Statement of Financial Condition.

Customer securities transactions
Customer securities transactions are recorded on a settlement date basis. Customer securities transacted on a margin basis are collateralized by cash or securities. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when deemed appropriate. A substantial portion of receivables is due from customers residing in the southeastern United States of America.

Exchange memberships
Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a lesser value that reflects management's estimate of the effects of the impairment.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment, and amortization of leasehold improvements, is based on both straight-line and accelerated methods over the estimated useful lives of the assets (ranging from 3 to 7 years) or the terms of the leases.

Goodwill
Goodwill represents the excess of purchase price over the fair value of the net assets. Effective January 1, 2002, as required by the Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill is no longer amortized but is subject to an annual impairment test. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The recoverability of goodwill is also evaluated if events or circumstances indicate a possible impairment. With the adoption of SFAS 142 and through December 31, 2005, the Company did not record any goodwill impairment. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Other intangible assets primarily include purchased books of business and non-compete agreements are amortized over their useful lives. These intangible assets are included in the Statement of Financial Condition in Other assets. These intangible assets are also subject to an annual impairment test and the recoverability of the intangible assets are also evaluated if events or circumstances indicate a possible impairment. With the adoption of SFAS 142 and through December 31, 2005, the Company did not record any intangible impairment. There can be no assurance that future intangible asset impairment tests will not result in a charge to earnings.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized in the Statement of Financial Condition (including receivables, payables from customers, non-customers, brokers, dealers, and clearing organizations and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent re-pricing.

Derivative financial instruments
The Company utilizes derivative financial instruments to manage various financial risks. These derivatives primarily consist of interest rate swaps and futures contracts. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. The Company does not designate its derivative financial instruments as a hedge under Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activity" (SFAS 133), as amended.

Income taxes
The provision for income taxes is based upon income taxes for financial statement purposes, adjusted for nontaxable income and nondeductible expenses. Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

3. Cash Segregated under Federal Regulations

At December 31, 2005, cash of $85,189,373 was segregated in special reserve bank accounts for the exclusive benefit of customers under the SEC's "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3.

4. Receivables From and Payables To Brokers, Dealers and Clearing Organizations

The balances shown as receivables from and payables to brokers, dealers and clearing organizations represent amounts due for security transactions made in connection with the Company's normal trading and borrowings activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at December 31, 2005 were as follows:

	Receivables	Payables
Fails to deliver and receive	$ 3,089,497	$ 1,761,744
Clearing organizations	2,411,872	--
Other	142,223,037	4,342,814
Total	$147,724,406	$ 6,104,558

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2005 consist of trading securities reported at estimated fair value as presented below:

	Securities Owned	Securities Sold, Not Yet Purchased
State and municipal obligations	$111,748,375	$ 53,998
U.S. government and agency obligations	248,110,589	231,477,552
Corporate obligations	99,020,195	43,816,510
Equities	5,932,321	3,484,466
Bank notes	--	--
Other	2,758,373	--
Less: securities owned, pledged to counterparties	(260,329,789)	--
Total	$ 207,240,064	$ 278,832,526

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of the following at December 31, 2005:

Furniture and equipment	$ 9,782,942
Alterations and improvements	5,981,052
Computer equipment	9,179,779
Computer software	4,017,107
Less: accumulated depreciation	(23,219,908)
Total	$ 5,740,972

7. Goodwill and other intangible assets

During 2005, the Company incurred goodwill of $11,970 for the contingent consideration related to the Company's 2002 acquisition of Ryan, Lee & Co., Inc. This amount was added to an existing accrued expense of $76,739 and as of December 31, 2005, $39,679 was paid. Therefore, the remaining $49,030 is recorded in Accrued expenses, compensation, and other liabilities.

In January 2005, the Company acquired goodwill and identified intangible assets with the purchase of Windsor in the amount of $3,898,045 and $7,560,000, respectively. The identified intangible assets consist of:

Book of Business	$ 3,740,000
Non-compete agreements	3,700,000
Trade name	120,000
Total identified intangible asset	$ 7,560,000

The estimated useful life of the book of business is one year and the non-compete agreements and the trade name is five years. The net carrying amount of these intangible assets at December 31, 2005, included in Other assets in the Statement of Financial Condition, is $3,056,000.

8. Note Receivable

The Company received a promissory note as payment for the sale of certain fixed assets in 2000. The amount of the noninterest-bearing note was $1,400,000. Installment payments of the lesser of $250,000 or 5% of the purchaser's gross revenues are due per annum and began March 31, 2003. As of December 31, 2005, the discounted value of the note was $1,037,748, which approximated its fair value.

9. Short-Term Borrowings

The Company maintains a line of credit from an established financial institution totaling $25,000,000, none of which was outstanding as of December 31, 2005. Interest rates payable on outstanding balances on the Company's lines of credit ranged from 2.79% to 4.9% per annum, through 2005. Additional bank lines of credit are available on a short-term basis for the purpose of financing new underwritings.

The Company maintains a demand loan with an established financial institution equal to the greater of $100,000,000 or available collateral. As of December 31, 2005, $165,233,000 was outstanding with an interest rate which ranged from 2.31% to 4.81% per annum, throughout 2005. The Company has pledged securities owned in the amount of $165,233,000, as collateral for this borrowing. There is no established maturity date under the agreement with this institution. Additional bank lines of credit are available on a short-term basis for the purpose of financing new underwritings.

The Company maintains an unsecured line of credit from the Corporation totaling $150,000,000. As of December 31, 2005, $150,000,000 was outstanding with an effective interest rate which ranged from 2.50% to 4.41% per annum, throughout 2005. There is no established maturity date under the agreement with the Corporation.

10. Liabilities Subordinated to Claims of General Creditors

During 1999, the Company entered into an agreement with the Corporation for a subordinated note in the amount of $15,000,000 due on December 15, 2005, which was extended through December 15, 2006. In November 2000, the Company borrowed $15,000,000 from the Corporation, due November 15, 2005, which was extended through November 15, 2006. In June 2003, the Company borrowed an additional $30,000,000 from the Corporation due June 26, 2006, resulting in the total liabilities subordinated to claims of general creditors to $60,000,000 outstanding at December 31, 2005. Payment of principal is subordinate to the claims of all present and future creditors occurring prior to maturity. The subordinated borrowings are covered by agreements approved by the NYSE and qualify as capital in computing net capital under the SEC's "Uniform Net Capital Rule" 15c3-1 (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Interest accrues at three-month LIBOR rate plus 0.8% per annum and is adjusted quarterly. Interest is payable to the Corporation monthly.

11. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, included in the Statement of Financial Condition, and deferred tax liabilities at December 31, 2005, are presented below:

Deferred tax assets:	
Reserves	$ 301,072
Deferred compensation	216,334
Depreciation	1,062,146
Other	138,235
Total deferred tax assets	1,717,787
Deferred tax liabilities	
Exchange seats	$ 415,096
Installment sales	348,712
Investment in partnerships	244,840
Other	6,638
Total deferred tax liabilities	1,015,286
Net deferred tax assets	$ 702,501

The Company has no valuation adjustment for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

12. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,000,000.

In addition, the Company may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to the Corporation or employees if net capital falls below 5% of aggregate debit items.

At December 31, 2005, the Company had net capital of $55,490,151, which was $52,089,292 in excess of its minimum net capital requirement of $3,400,859. Net capital as a percent of aggregate debit balances was 32.63% at December 31, 2005.

13. Benefit Plans

Certain employees may participate in the Corporation's tax-qualified savings plan (Saving Plan) established pursuant to Section 401(k) of the Internal Revenue Code. Employees who have completed one or more years of service are eligible to participate in the Savings Plan by contributing up to 25% of their compensation to the Savings Plan. The Company matches up to 6% of the employee's contribution with a 100% matching contribution

The Corporation has a nonqualified and unfunded deferred compensation arrangement for selected highly compensated employees. The nonqualified plan allows participants to defer compensation and to receive a matching contribution for deferrals into this plan on compensation above the Internal Revenue Code limitations.

During 2000, the Corporation acquired Edgar M. Norris & Co., Inc. (Edgar Norris) in a purchase transaction. Edgar Norris was merged with and into the Company during March 2001. In conjunction with the acquisition of Edgar Norris, certain employees became eligible to receive shares of the Corporation's common stock at specified dates through July 15, 2005. During 2005, 7,859 shares of the Corporation's common stock were distributed to eligible employees under the plan.

14. Related Party Transactions

The Corporation provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as payroll and other administrative services.

At December 31, 2005, the Company had several bank accounts with the Corporation, or other subsidiaries of the Corporation, with a net balance of $31,068,957. Other miscellaneous receivables from the Corporation totaled $664,339 at December 31, 2005, and are included in Other assets in the Statement of Financial Condition. Other miscellaneous payables to the Corporation totaled $103,684 at December 31, 2005, and are included in the Accrued expenses, compensation and other liabilities in the Statement of Financial Condition.

Receivables from non-customers include those receivable balances related to directors of the Company or relatives of directors of the Company at December 31, 2005 and totaled $372,942 as included in the Statement of Financial Condition.

15. Financial Instruments with Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-balance sheet credit and market risk. The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets. Receivables from and payables to brokers, dealers, customers and non-customers include unsettled trades which may expose the Company to credit and market risk in the event the customer is unable to fulfill its contractual obligations. The Company also bears market risk for unfavorable changes in the price of securities sold but not yet purchased.

Customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements. The credit is collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company monitors required margin levels daily and requires the customer to deposit additional collateral, or to reduce positions, when necessary. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

In the normal course of business, the Company enters into futures contracts. The contractual or notional amount of these contracts as of December 31, 2005 was $2,869,342. Futures contracts are agreements to buy or sell quantities of financial instruments or commodities at predetermined future dates and rates or prices. The estimated fair value of futures at December 31, 2005 included in Other Assets in the Statement of Financial Condition is $35,382, representing net margin deposits.

In the normal course of business, the Company enters into interest rate swaps. The contractual or notional amount of these contracts as of December 31, 2005 was $16,400,000. Interest rate swaps are used to reduce exposure to interest-rate fluctuations, primarily by exchanging fixed-rate obligations for floating rate obligations. The estimated fair value of swap derivative assets and liabilities at December 31, 2005 are included in Other assets in the Statement of Financial Condition of $78,483, and Accrued expenses, compensation and other liabilities in the Statement of Financial Condition of $49,320, respectively.

The contractual or notional amounts of derivative transactions represent the extent of the Company's involvement in these products, but do not represent the potential for gain or loss associated with the market risk or credit risk of such transactions. Market risk arises from changes in exchange rates. To the extent these transactions are used to hedge other financial instruments, the market risk may be partially or fully mitigated. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations.

The Company has established credit policies for commitments involving financial instruments with off-balance sheet credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing these derivative transactions through regulated exchanges, which are subject to more stringent policies and procedures than over-the-counter transactions.

16. Commitments and Contingencies

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the Statement of Financial Condition at the estimated fair market value of such securities. The Company will incur a loss if the estimated fair price of the securities increases subsequent to December 31, 2005.

At December 31, 2005, the Company had receivables under securities borrowed transactions of $1,527,800 reflected in the Statement of Financial Condition. The securities underlying these transactions had an estimated fair value of $1,473,631.

At December 31, 2005, the Company had receivables under resale agreements of $257,453,441 and payables under repurchase agreements of $161,021,681 reflected in the Statement of Financial Condition. These agreements had underlying collateral with estimated fair values of $259,873,887 and $166,135,537, respectively.

At December 31, 2005, approximate market values of collateral received that can be sold or repledged by the Company were:

Sources of Collateral	Market Value
Securities purchased under agreements to resell	$ 259,873,887
Securities borrowed	1,473,631
Customer securities available under rehypotheciation agreements	178,566,765
Total Sources of Collateral	$ 439,914,283

At December 31, 2005, approximate market values of collateral received that were sold or repledged by the Company were:

Uses of Collateral	Market Value
Securities sold under agreements to repurchase	$ 166,135,537
Total Uses of Collateral	$ 166,135,537

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2005, the Company had no open underwriting commitments.

17. Litigation

Due to the nature of its business, the Company is subject to various threatened or pending legal actions. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based upon legal advice of counsel, does not expect the final outcome of threatened or pending suits to have a material adverse effect on its financial position or results of operations.

18. Subsequent Event

In January 2006, the Company consummated its acquisition of Bergen Capital Incorporated (Bergen), an investment banking and trading firm, and a registered broker/dealer. Bergen is headquartered in Hasbrouck Heights, New Jersey, with its largest branch in Atlanta, Georgia. Bergen provides underwriting, structuring and distribution of fixed-income securities including private placement of debt, equity and alternative asset products. The Company acquired Bergen through a stock purchase with an aggregate purchase price of $8,000,000.